April 7, 2009

Michael C. Volley
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Volley:

Re: The Toronto Dominion Bank
       Form 40-F for the Fiscal Year Ended October 31, 2008
       File No. 1-14446

Set forth below are responses to the comments contained in the letter of the Staff of the Commission (“Staff”) to TD Bank Financial Group (“TD”), dated March 30, 2009.  For convenience of reference the comments in the Staff’s letter has been reproduced in bold herein.

Exhibit 99.4 Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles

1.
Please tell us why you did not report a statement of cash flows prepared in accordance with U.S. GAAP or International Accounting Standard No. 7; or disclose in a note to the financial statements a quantified description of the material differences between your statement of cash flows and a statement of cash flows in accordance with U.S. GAAP or with International Accounting Standard No. 7.

In response to the Staff’s comment, we did not report a statement of cash flows in accordance with U.S. GAAP or International Accounting Standard No. 7, and did not disclose the quantified description of the material differences in the statements of cash flows between Canadian and U.S. GAAP or with International Accounting Standard No. 7 in a note to the financial statements because the differences were not material.  The differences in the statement of cash flows were largely limited to incremental non-cash adjustments within the operating activities section arising from the U.S. and Canadian GAAP differences identified in the income statement reconciliation.  Nonetheless, we will report a statement of cash flows in accordance with U.S. GAAP starting with our filing for the period ended April 30, 2009.

TD Bank Financial Group
April 7, 2009

Exhibit 99.7 Section 302 Certifications

2.
We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also include the title of the certifying individuals.  Please revise your future filings, starting with your December 31, 2008 Form 10-K, to not include the individuals’ title.

In response to the Staff’s comment we will ensure that our future filings do not include the individuals’ title.  Please note that as we do not file Form 10-K, this correction will be made in our Form 40-F filing for the year-ending October 31, 2009.

As specifically requested by the comments contained in the letter of the Staff, TD hereby acknowledges that:
(i)	TD is responsible for the adequacy and accuracy of the disclosure in the filings;
(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii)	TD may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please feel free to contact Kelvin Tran, our Chief Accountant at (416-308-0216).

Very truly yours,

/s/ Colleen Johnston

Colleen Johnston
Group Head Finance and Chief Financial Officer

c.c. Members of the Audit Committee
       Ernst & Young LLP